UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-55603

ATLAS GROWTH PARTNERS, L.P.

(Exact name of registrant as specified in its charter)

2400 Market Street, Suite 230

Philadelphia, PA 19103

800-674-2614

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares representing limited liability company interests

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: one

Pursuant to the requirements of the Exchange Act, the Registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 21, 2021

ATLAS GROWTH PARTNERS, L.P.

By: Atlas Growth Partners GP, LLC, its General Partner

By:	/s/ JEFFREY M. SLOTTERBACK
Name:	Jeffrey M. Slotterback
Title:	Chief Executive Officer and Chief Financial Officer